15025806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [redacted]

8-36373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peter R. MACK & Co., INC. ~~PETER R. MARK & CO., INC.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 POST ROAD WEST
(No. and Street)

WESTPORT	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER R. MACK 203-221-2630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE	NEW YORK	N.Y.	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NL 3/24

OATH OR AFFIRMATION

I, PETER R. MACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PETER R. MACK & CO., INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT
Title

3-19-15
Notary Public

BLERINA BOBI
Notary Public
Connecticut
My Commission Expires Sep 30, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER R. MACK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheet of Peter R. Mack & Co., Inc. as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used an significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2014 in conformity with U.S. generally accepted principles.

Fox & Juran

FOX & JURAN

NEW YORK, NEW YORK

February 13, 2015

PETER R. MACK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents (Note)	$ 11,832
Receivable owned, at market value (Note)	92,214
Securities owned, at market value (Note)	27,157
Loan receivable from stockholder	44,061
Other assets	18,832
TOTAL ASSETS	$ 194,096

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 10,370
Stockholder's equity:	
Common stock, no par value; 200 shares authorized, 10 shares issued and outstanding	$ 35,000
Additional paid-in capital	166,625
Deficit	(17,899)
TOTAL STOCKHOLDER'S EQUITY	$ 183,726
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 194,096

See Independent Registered Public Accounting Firm's
Report and Accompanying Notes to Financial Statements

1. General

Peter R. Mack & Co., Inc. (the "Company") is a securities broker-dealer and is registered with the Securities and Exchange Commission and a member of the Financial Industry Authority and Securities Investor Protection.

The Company operates principally under a clearance with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debts) as defined in the agreement.

2. Summary of Significant Accounting Policies

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date was considered, and the difference was deemed immaterial.

Financial Instruments

Securities owned are carried at quoted market value, and the resulting difference between cost and market is included in income.

Financial instruments are recorded at fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements.

Property and Equipment

Property and Equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets, ranging from five to seven years.

Income Taxes

The Company has elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company is not subject to federal income tax.

The stockholder is required to report separately his distributive share of the Company's income or loss to Federal authorities. The Company has not elected "S" Corporation status for Connecticut and is therefore, taxed at regular corporation tax rates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

3. Fair Value Measurements

SFAS No. 157, "Fair Value Measurements," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value.

Fair Value Measurements - Continued

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) That are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The following table summarizes the valuation of the Company's investments by the SFAS NO. 157 fair value hierarchy as described above as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Stocks	$ 27,157	$ -	$ -	$ 27,157

4. Receivable from Broker-Dealer

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. In addition, the Company has agreed to maintain a "Direct Account" that shall at all times contain cash or appropriate collateral in the amount of $50,000.

5. Loans Receivable, Stockholder

The Company has made advances to its sole shareholder/officer totaling $44,061. The advances are non-interest bearing and due on demand.

6. Lease

In December 2012, the Company signed a lease for office space on a month to month basis in Westport, Connecticut, commencing January 1, 2013. Rental payments are $1,170 per month.

7. Off-Balance-Sheet risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company seeks to control off-balance-sheet risks by market value of securities held in compliance with regulatory and internal guidelines.

The Company transactions its business with customers located throughout the United States.

8. Net capital

The Company, is subject to the Securities & Exchange Commission Uniform Net Capital Rule 15C3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital and defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital and aggregate indebtedness of $115,685 and $10,370, respectively. The net capital ratio was .8964 or 8.96% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $110,685.

9. Annual report

Pursuant to the Securities & Exchanges Commissions Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 191 Post Road West, Westport, CT. 06880 and at the regional office of the Securities & Exchange Commission located at 33 Arch Street, 23rd Floor, Boston, MA. 02110-1424.

PETER R. MACK & CO. INC.
MEMBER FINRA/SIPC
191 POST ROAD WEST
WESTPORT, CT 06880
TEL: (203) 221-2630 FAX (203) 221-2631
E-MAIL: PRMCO@AOL.COM

Annual Exemption Report

Year Ending December 31, 2014

To the best of our knowledge and belief, Peter R. Mack & Co., Inc. a non-carrying broker-dealer, is exempt from Rule 15c3-3 under paragraph (k)(2)(ii), namely a broker-dealer whose customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Peter R. Mack & Co., Inc. met the identified exemption provisions from January 1, 2014 to December 31, 2014 without exception.

By: ______________________________

Peter R. Mack, Chief Financial Officer and Chief Compliance Officer

FOX & JURAN
CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT ACCOUNTING FIRM ON EXEMPTION REPORT

To the Stockholder

Peter R. Mack & Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Peter R. Mack & Co., Inc. identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which Peter R. Mack & Co., Inc. claimed an exemption from 17 C.F.R. subsection 240.15c3-3: Section (k)(2)(i) (the exemption provisions) and (2) Peter R. Mack & Co., stated that Peter R. Mack & Co., Inc. met the identified exemption provisions throughout the period from January 1, 2014 to December 31, 2014 without exception. Peter R. Mack & Co., Inc's. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about Peter R. Mack & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Fox & Juran

New York, New York

February 13, 2015

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
of Peter R. Mack & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange ACT OF 1934, we have performed the procedures enumerated below in respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation - Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Peter R. Mack & Co., Inc. ("the Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, and solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purposes for which this report has been requested or for any other purposes. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entities, noting no differences;

2. Compared the amounts on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, which include the Company's records of revenues and expenses, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in form SIPC-7 and the related schedules and working papers, which include the Company's records of revenues and expenses, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

FOX & JURAN

New York, New York

February 13, 2015

PETER R. MACK & CO., INC.

SCHEDULE OF GENERAL ASSESSMENT RECONCILATION
SECURITIES INVESTOR PROTECTION CORPORATION
PURSUANT TO RULE 17a-5 (e)(4)

FOR THE YEAR ENDED DECEMBER 31, 2014

AS ORGINALLY FILED -FORM SIPC-7

2a.	Total revenue		$ 239,288
2b.	Additions		
	(7) Net loss from securities in investment accounts		$ 4,974
2c.	Deductions:		
	(3) Communications, floor brokerage and clearance paid to Other SIPC members in connection with securities transactions		$ 63,166
2d.	SIPC Net Operations Revenues		$ 181,096
2e./A	General Assessment @.0025		$ 452
C	Less: Payment made October 20, 2014 with SIPC-6		255
F	Assessment balance due - payment made January 20, 2015		$ 197